Exhibit 99.1

NYSE, TSX: NTR

March 16, 2022

Nutrien Increasing Potash Production in Response to

Global Supply Uncertainty

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that in response to the uncertainty of potash supply from Eastern Europe it plans to increase potash production capability to approximately 15 million tonnes in 2022, an increase of nearly one million tonnes compared to previous expectations. The majority of additional volume is expected to be produced in the second half of the year.

“Our thoughts and sympathies are with those impacted by the crisis in Ukraine and we hope for an immediate de-escalation of this conflict. The impacts of this conflict extend beyond Eastern Europe as a disruption in supply of key agriculture, fertilizer and energy commodities could have implications for global food security,” said Ken Seitz, Nutrien’s Interim President and CEO.

“Nutrien is responding to this period of unprecedented market uncertainty by safely expanding potash production to help provide our customers with the crop inputs they need. We continue to closely monitor market conditions and will evolve our long-term plans to ensure we utilize our assets in a safe and sustainable manner that benefits all our stakeholders,” added Mr. Seitz.

Nutrien’s 2022 potash production is expected to increase by nearly 20 percent compared to 2020 and account for more than 70 percent of global production added over this period. We expect a small increase in our 2022 capital expenditures and will be hiring additional employees across our network of low-cost potash mines in Saskatchewan.

We will provide a further update on our outlook and 2022 full-year guidance in our first-quarter 2022 earnings release in early May.

Forward-Looking Statements

Certain statements this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws including anticipated potash production and expectations regarding capital expenditures and the hiring of employees. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release. For information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to our most recent Annual Report and Annual Information Form, filed under Nutrien’s profile on SEDAR at www.sedar.com and with the Securities and Exchange Commission at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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